FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK LIMITED
2012 RESULTS - HIGHLIGHTS

• Attributable profit up 15% to HK$19,426m (HK$16,885m in 2011).

• Profit before tax up 15% to HK$22,113m (HK$19,255m in 2011).

• Operating profit up 10% to HK$15,606m (HK$14,181m in 2011).

• Operating profit excluding loan impairment charges up 9% to HK$15,992m (HK$14,621m in 2011).

• Return on average shareholders’ funds of 22.9% (22.7% in 2011).

• Assets up 10% to HK$1,077.1bn (HK$975.7bn at 31 December 2011).

• Earnings per share up 15% to HK$10.16 per share (HK$8.83 per share in 2011).

• Fourth interim dividend of HK$2.00 per share; total dividends of HK$5.30 per share for 2012 (HK$5.20 per share in 2011).

• Capital adequacy ratio of 14.0% (14.3% at 31 December 2011); core capital ratio of 12.2% (11.6% at 31 December 2011).

• Cost efficiency ratio of 34.4% (35.0% in 2011).

Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China has been referred to as ‘Hong Kong’.

The abbreviations ‘HK$m’ and ‘HK$bn’ represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited (‘the bank’) and its subsidiaries (‘the group’) for the year ended 31 December 2012.

…           Highlights of 2012 Results
…           Contents
…           Chairman’s Comment
…           Chief Executive’s Review
…           Results Summary
…           Segmental Analysis
…           Consolidated Income Statement
…           Consolidated Statement of Comprehensive Income
…           Consolidated Balance Sheet
…           Consolidated Statement of Changes in Equity
…           Consolidated Cash Flow Statement
…           Financial Review
…           Net interest income
…           Net fee income
…           Trading income
…           Net income/(loss) from financial instruments designated at fair value
…           Other operating income
…           Analysis of income from wealth management business
…           Loan impairment charges
…           Operating expenses
…           Gains less losses from financial investments and fixed assets
…           Gain on disposal of a subsidiary
…           Tax expense
…           Earnings per share
…           Dividends per share
…           Segmental analysis
…           Analysis of assets and liabilities by remaining maturity
…           Cash and balances with banks
…           Placings with and advances to banks
…           Trading assets
…           Financial assets designated at fair value
…           Loans and advances to customers
…           Loan impairment allowances against loans and advances to customers
…           Impaired loans and advances to customers and allowances
…           Overdue loans and advances to customers
…           Rescheduled loans and advances to customers
…	Segmental analysis of loans and advances to customers by geographical area
…           Gross loans and advances to customers by industry sector
…           Financial investments
…	Amounts due from/to immediate holding company and fellow subsidiary companies
…	Interest in associates
…           Intangible assets
…           Other assets
…           Current, savings and other deposit accounts
…           Certificates of deposit and other debt securities in issue
…           Trading liabilities
…           Other liabilities

…           Subordinated liabilities
…           Shareholders’ funds
…           Capital resources management
…           Liquidity ratio
…           Reconciliation of cash flow statement
…           Contingent liabilities, commitments and derivatives
…	Non-adjusting post balance sheet event
…	Statutory accounts and accounting policies
…           Comparative figures
…           Property revaluation
…           Foreign currency positions
…           Ultimate holding company
…           Register of shareholders
…           Proposed timetable for 2013 quarterly dividends
…           Code on corporate governance practices
…           Board of Directors
…           News release

Comment by Raymond Ch’ien, Chairman

Amid continuing uncertainty in the global economic environment, Hang Seng remained focused on its long-term strategy for enhancing its position as the leading domestic bank in Hong Kong and achieved good results in 2012.

Our excellent time-to-market capabilities, extensive distribution network and solid financial fundamentals were effective in supporting customers facing challenging market conditions while strengthening our platform for growth.

Assisted by our trusted brand, we increased our penetration of market segments with good long-term business potential and won more clients among target groups with the timely launch of new wealth management and trade-related products. The resulting increase in the customer base helped drive solid growth in deposits.

Innovative services and our tightly interconnected network across Hong Kong and mainland China enhanced our position as a preferred bank in the rapidly developing cross-border trade and renminbi-related sectors.

We continued to expand Hang Seng Bank (China) Limited’s service proposition by adding outlets and leveraging our strong Hong Kong franchise – leading to increases in the number of customers and deposits.

Profit attributable to shareholders rose by 15% to HK$19,426m. Earnings per share were up 15% at HK$10.16.

Return on average shareholders’ funds was 22.9%, compared with 22.7% in 2011.

The Directors have declared a fourth interim dividend of HK$2.00 per share. This brings the total distribution for 2012 to HK$5.30 per share – up from HK$5.20 in 2011. We remain committed to a dividend policy that strikes a good balance between annual distributions and investment in future growth.

Economic outlook

Concerns over the continuing financial difficulties in the eurozone and the US fiscal cliff in the second half of 2012 put significant downward pressure on international economic activity.

Weak global export demand constrained Hong Kong’s externally oriented economy, resulting in total GDP growth of just 1% for the first three quarters of the year – the lowest level since 2009. Buoyed by investment in large-scale public projects, the favourable employment market and vibrant property sector, robust consumer and investment spending cushioned the impact of subdued international trade, driving a solid rebound in economic expansion during the fourth quarter, resulting in overall growth of 1.4% in 2012.

GDP growth on the Mainland was 7.8% in 2012 – the slowest rate since 1999. External conditions remain a significant obstacle, but Central Government investment in infrastructure and other stimulus measures are driving domestic sector activity. Recent signs indicate that the economy may have bottomed out. GDP growth in the fourth quarter was 7.9% – up from 7.4% in the preceding quarter. We expect further recovery to 8% in 2013, given the moderating effects of global economic headwinds and government concerns over speculation in the property sector.

With the eurozone debt crisis still unresolved and the fragile state of economic recovery in the US, challenging operating conditions will persist in 2013. However, the Mainland is likely to maintain a steady pace of growth. Increasing economic integration in the Greater China region and Hong Kong’s continuing development as a leading centre for offshore renminbi financial services will boost business expansion.

We will take full advantage of these opportunities by further leveraging our competitive strengths – including our well-respected brand, diverse range of service channels and excellent cross-border capabilities – to enhance our strong position in key areas of business and acquire new customers to support sustainable growth.

This year sees Hang Seng reach its 80th anniversary. As we celebrate this major milestone, we are more determined than ever to uphold our core principles and build on the good progress we have made in our dedicated efforts to provide increasing value for shareholders.

Review by Rose Lee, Vice-Chairman and Chief Executive

Under challenging operating conditions, Hang Seng achieved resilient results in 2012 while investing in our core businesses to drive sustainable growth. Profit attributable to shareholders increased by 15% on the prior year with return on equity reaching 22.9%.

Our balanced growth strategy drove double-digit increases in both deposits and lending, while effective funding cost management contributed to the widening of our net interest margin to 1.85%.

Successful revenue diversification and product cross-sell initiatives contributed to an 8% increase in non-funds income. We achieved revenue growth in life insurance and retail investment fund sales of 49% and 25% respectively, and our overall wealth management income grew by 14%.

Our cost efficiency ratio improved by 0.6 percentage points to 34.4% as a result of revenue growing faster than operating expenses.

The credit quality of our loan portfolio remained sound, with a reduction in loan impairment charges.

Leveraging our good China connectivity and product development strength, we continued to lead the market with innovative offshore renminbi products, including the first renminbi-denominated gold exchange-traded fund to be introduced to the market.

In mainland China, Hang Seng Bank (China) Limited continued to invest in network expansion and leverage the deepening connectivity between the Mainland and Hong Kong. We opened seven new outlets and enhanced cross-border business referral mechanisms. We also established the first joint venture securities investment advisory company in Guangdong province under the Closer Economic Partnership Arrangement (‘CEPA’).

Profit before tax was up 15% at HK$22,113m, reflecting an increase in return from Industrial Bank Co., Ltd. (‘Industrial Bank’) and the disposal gain arising from the sale of our general insurance business in July.

Operating profit rose by 10% to HK$15,606m compared with 2011. Operating profit excluding loan impairment charges increased by 9% to HK$15,992m.

Following our continuing investment for business expansion, operating expenses rose by 6% to HK$8,389m, due mainly to increases in staff compensation and benefits, increased marketing expenditure, and higher rental and depreciation costs.

With the 8% rise in net operating income before loan impairment charges outpacing the increase in operating expenses, our cost efficiency ratio improved to 34.4% – down 0.6 percentage points compared with 2011.

Financial performance

Total assets grew by HK$101bn, or 10%, to reach HK$1,077bn. Customer advances were up HK$56bn, or 12%, at HK$536bn, due mainly to increases in corporate and commercial lending and residential mortgage loans. Success with acquiring new personal and business customers in target segments helped drive the HK$76bn, or 10%, rise in customer deposits (including certificates of deposit and other debt securities in issue) to HK$819bn.

The return on average total assets was 1.9% – up 0.1 percentage point year-on-year.

The expansion in customer deposits and lending underpinned a 4% rise in average interest-earning assets. Improved deposit and loan spreads and increased return on the life insurance investment funds portfolio drove the 8% growth in net interest income to HK$16,946m. Net interest margin was 1.85% – an increase of seven basis points.

Net fee income rose by 5% to HK$5,086m. Growth in fee-related revenue from retail investment fund sales as well as credit card, insurance agency and trade-related services business more than offset the drop in fee income from stockbroking and related services.

Trading income was up 15% at HK$2,063m. We recorded a net revenue gain from securities, derivatives and other trading activities compared with a net loss in 2011. Increased net income from funding swaps supported the 8% growth in foreign exchange income.

Loan impairment charges were down HK$54m, or 12%, at HK$386m. Loan impairment charges in the second half of 2012 fell by 45% compared with the first half.

Effective credit risk management ensured we maintained good asset quality, resulting in an eight-basis-point improvement in impaired loans as a percentage of gross advances to 0.25%.

Our share of profits from associates rose by 33%, driven largely by the increase in contribution from Industrial Bank. On 8 January, we announced that we will no longer account for Industrial Bank as an associate following its completion of a private placement on 7 January. We will now recognise our holding as a financial investment and will therefore not account for our proportionate share of results and net assets.

On a Basel II basis, our capital adequacy ratio at 31 December 2012 was 14.0%, compared with 14.3% a year earlier. Our core capital ratio was up 0.6 percentage points at 12.2%.

Positioning for growth

While global macroeconomic uncertainties will persist in 2013, we expect stable economic growth on the Mainland and favourable policy development under CEPA and the Qianhai initiatives. Hong Kong’s economy will be underpinned by firm domestic consumption, strong trade and capital flows from the Mainland, and will continue to benefit from initiatives to further promote the internationalisation of the renminbi.

As the leading domestic bank in Hong Kong supported by a strong brand, extensive branch network and a loyal customer base, Hang Seng is well positioned to benefit from China’s economic transformation. We will maintain balanced growth in our core businesses, invest in our branch network, delivery channels and product propositions to increase target customer intake and drive wealth management revenues. We will increase connectivity to maximise cross-border opportunities from the closer integration of the Mainland and Hong Kong economies.

In 2013, Hang Seng celebrates its 80th anniversary. Throughout our history, we have upheld the principles of service excellence, integrity and sound business management established by our founders.

True to our roots, we remain committed to the community we serve through ongoing support for sports promotion, education and care for the aged and disabled, partnering with charitable organisations, and engaging staff volunteers.

We will adhere to a high standard of corporate governance while embracing a proactive approach to business and client management to deliver quality and sustainable growth in the best interests of customers and shareholders.

Results summary

Hang Seng Bank Limited (‘the bank’) and its subsidiaries (‘the group’) reported a profit attributable to shareholders of HK$19,426m for 2012, up 15.0% compared with 2011. Earnings per share were up by 15.1% to HK$10.16. Profit attributable to shareholders for the second half of 2012 increased by HK$822m, or 8.8%, compared with the first half.

Operating profit excluding loan impairment charges grew by HK$1,371m, or 9.4%, to HK$15,992m. This was underpinned by asset and deposit growth, increases in both net interest income and non-interest income, partly offset by the rise in operating expenses.

Net interest income grew by HK$1,210m, or 7.7%, to HK$16,946m, with an increase of 3.5% in average interest-earning assets. The bank’s successful efforts to expand and diversify lending and attract new deposits drove an increase in both average loans and deposits. Liability spreads have improved reflecting the increased value of core funding while asset spreads have narrowed as a result of an increase in cost of funds. The increase in net interest income also benefited from the increased returns from the life insurance investment funds portfolio. However, there was a decline in balance sheet management income, as yield curves continued to flatten and interest rates remained low. The net interest margin improved by seven basis points to 1.85% compared with last year.

Net fee income grew by HK$250m, or 5.2%, to HK$5,086m. The bank continued to offer a wide range of retail investment funds to meet different investor risk appetites and launched the first renminbi-denominated gold exchange-traded fund (‘ETF’), the Hang Seng RMB Gold ETF that caters for the growing demand for renminbi wealth management products. Income from retail investment fund grew encouragingly by 24.9%. Insurance-related fee income rose by 51.7%, reflecting the increase in non-life insurance products distribution commission in the second half of the year following the disposal of the general insurance manufacturing business to a third party insurance services provider. The increase in non-life insurance products distribution commission will be offset by a corresponding decrease in non-life insurance underwriting profit. Growth in cardholder spending, receivables and the card base helped support an 11.3% rise in card services fees. Credit facilities fee income rose by 40.7%, due mainly to higher fees from increased corporate lending. Fees from remittances and trade services increased by 10.3% and 18.0% respectively, on the back of growing trade activities and the expansion of renminbi cross-border trade settlement volumes. However, income from stockbroking and related services decreased by 26.8%, reflecting the decline in stock market trading turnover.

Trading income reached HK$2,063m, a rise of HK$267m, or 14.9%, over last year. Foreign exchange income increased by HK$143m, or 7.8%, attributable partly to increased net interest income from funding swaps and continued strong customer activity, notably in renminbi foreign exchange-linked structured products. Income from securities, derivatives and other trading activities registered a gain of HK$77m compared with a loss of HK$47m last year, mainly contributed by the gains on equity options backing a life endowment product on the back of favourable movements in the underlying equity indices in the latter part of the year, which resulted in a corresponding increase in ‘Net insurance claims incurred and movement in policyholder liabilities’. This was partly offset by the losses on other derivatives trading which was affected by unfavourable interest rate movements and other securities trading.

Income from the insurance business (included under ‘net interest income’, ‘net fee income’, ‘trading income’, ‘net income from financial instruments designated at fair value’, ‘net earned insurance premiums’, ‘movement in present value of in-force long-term insurance business’ within ‘other operating income’, ‘share of profits from associates’, and after deducting ‘net insurance claims incurred and movement in policyholders’ liabilities’) rose significantly by HK$944m, or 39.6%, to HK$3,326m. Diversification of the product range with the launch of new plans that offer a diverse range of retirement savings and protection products proved effective in driving sales. Total policies in-force and total annualised life insurance new premiums rose by 8.6% and 13.1% respectively. Net interest income and fee income from the life insurance business grew by 10.4% benefiting from higher life insurance sales volume and the increase in the size of the life insurance funds investment portfolio. The investment return on the life insurance funds investment portfolio improved strongly, benefiting from the recovering equities market and the upward commercial property market during 2012. To the extent that this fair value gain was attributed to policyholders of unit-linked life insurance policies, there was a corresponding increase in ‘net insurance claims incurred and movement in policyholders’ liabilities’.

Operating expenses rose by HK$491m, or 6.2%, to HK$8,389m. While carefully managing costs, the bank continued to make investments for business development in Hong Kong and Mainland to support long-term business growth. The operating expenses of our Hong Kong operations rose by 4.7%, reflecting wage inflation, processing costs, rental and marketing expenditure. Mainland-related operating expenses rose by 15.3%, attributable mainly to the ongoing business expansion of Hang Seng China. Despite the increase in costs, the bank’s cost efficiency ratio remains one of the lowest in the industry. The bank continues to focus on improving operational efficiency while maintaining growth momentum and market leadership.

Loan impairment charges decreased by HK$54m, or 12.3%, to HK$386m. Individually assessed impairment charges fell by HK$46m, or 44.7%, reflecting lower charges for corporate and commercial banking customers for Hong Kong operations in 2012. The charges for individually assessed impairments for mainland customers were higher, due mainly to the downgrading of certain commercial banking customers. Collectively assessed impairment charges dropped by HK$8m, or 2.4%, to HK$329m. Impairment charges on the credit card and personal loans portfolios increased, which reflected growth in the portfolios. Impairment allowances for loans not individually identified as impaired recorded a net release compared with a net charge in 2011, mainly due to improved historical loss rates.

Operating profit rose by HK$1,425m, or 10.0%, to HK$15,606m.

Profit before tax recorded growth of 14.8% to HK$22,113m after taking the following major items into account:

•	a HK$355m increase in gain on disposal of a subsidiary, reflecting the gain of HK$355m from the disposal of the group’s general insurance manufacturing business;
•	a 21.8% (or HK$216m) fall in net surplus on property revaluation; and
•
a 33.5% (or HK$1,349m) increase in share of profits from associates, mainly from Industrial Bank Co., Ltd. (‘Industrial Bank’) on the back of strong growth in its customer lending and higher fee-based income. On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date. For the financial year ended 31 December 2012, the group’s interest in Industrial Bank was recognised using the equity method based on the Industrial Bank’s financial statement made up to 30 September 2012 in accordance with the group’s accounting policy. The group will not equity account for its interest in Industrial Bank from 7 January 2013.

Consolidated balance sheet and key ratios

Total assets rose by HK$101.4bn, or 10.4%, to HK$1,077.1bn. The group continued to strengthen its asset and liability management and maintained a balanced growth strategy on loans and deposits. Loans and advances to customers increased by HK$55.6bn, or 11.6%, to HK$536.2bn, with growth in the commercial and corporate lending businesses, largely in mainland China. Residential mortgages grew as the bank regained momentum in the year and reinforced its strong position in the residential mortgage sector and gained market share on the back of the active property market. Trade finance lending declined, due mainly to the maturing of certain cross border documentary credit loans during the year more than offsetting the growth in other trade finance loan products. Leveraging the strong connectivity between Hong Kong and mainland China operations, the bank grew its mainland lending during the year, driven mainly by renminbi loans. The group remained vigilant in assessing credit risk in increasing lending on the Mainland. Customer deposits, including certificates of deposit and other debt securities in issue, increased by HK$75.6bn, or 10.2%, to HK$818.8bn. At 31 December 2012, the advances-to-deposits ratio was 65.5%, compared with 64.7% at 31 December 2011. Financial investments increased by 21.1% and trading assets decreased by 46.4%, reflecting the deployment of the commercial surplus to higher quality financial investments.

At 31 December 2012, shareholders’ funds (excluding proposed dividends) were HK$88,499m, an increase of HK$12,498m, or 16.4%. Retained profits rose by HK$10,164m, mainly reflecting the increase in profit after the appropriation of interim dividends. With the growth in the property market through 2012, the premises revaluation reserve increased by HK$1,510m, or 12.3%. The available-for-sale investment reserve recorded a surplus of HK$227m, compared with a deficit of HK$561m at the end of 2011, mainly due to the improvement in the group’s share of associate’s available-for-sale investment reserve which reflected the market interest rate movement and the narrowing of credit spreads of debt securities of the group’s investment portfolios.

The return on average total assets was 1.9% (1.8% for 2011). The return on average shareholders’ funds was 22.9% (22.7% for 2011).

At 31 December 2012, the capital adequacy ratio was 14.0%, down from 14.3% at the end of 2011, reflecting the net effect of profit growth after accounting for dividends and the 10.4% growth in risk-weighted assets. The core capital ratio rose slightly to 12.2%, compared with 11.6% a year earlier.

The bank maintained a strong liquidity position. The average liquidity ratio for 2012 was 36.9% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 33.6% for 2011.

The cost efficiency ratio for 2012 was 34.4% compared with 35.0% in 2011.

Dividends

The Directors have declared a fourth interim dividend of HK$2.00 per share, which will be payable on 3 April 2013 to shareholders on the register as of 20 March 2013. Together with the interim dividends for the first three quarters, the total distribution for 2012 will be HK$5.30 per share.

Segmental analysis

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Year ended
31 December 2012

Net interest income	8,761	5,289	1,676	(328)	15,398	1,548	__	16,946
Net fee income/(expense)	3,310	1,566	(28)	141	4,989	97	__	5,086
Trading income/(loss)	527	446	988	(12)	1,949	114	__	2,063
Net income/(loss) from financial
instruments designated at fair
value	381	(5)	__	__	376	__	__	376
Dividend income	__	7	__	10	17	__	__	17
Net earned insurance premiums	10,776	171	__	__	10,947	__	__	10,947
Other operating income	948	31	__	239	1,218	15	(52)	1,181
Total operating income	24,703	7,505	2,636	50	34,894	1,774	(52)	36,616
Net insurance claims
incurred and movement
in policyholders’ liabilities	(12,120)	(115)	__	__	(12,235)	__	__	(12,235)
Net operating income before
loan impairment charges	12,583	7,390	2,636	50	22,659	1,774	(52)	24,381
Loan impairment (charges)/
releases	(375)	51	1	__	(323)	(63)	__	(386)
Net operating income	12,208	7,441	2,637	50	22,336	1,711	(52)	23,995
Operating expenses W	(4,747)	(1,730)	(273)	(316)	(7,066)	(1,375)	52	(8,389)
Impairment loss on intangible assets	__	__	__	__	__	__	__	__
Operating profit	7,461	5,711	2,364	(266)	15,270	336	__	15,606
Gains less losses from financial
investments and fixed assets	__	(3)	__	(1)	(4)	(1)	__	(5)
Gain on disposal of a subsidiary	187	168	__	__	355	__	__	355
Net surplus on property
revaluation	__	__	__	776	776	__	__	776
Share of profits from associates	291	2	__	__	293	5,088	__	5,381
Profit before tax	7,939	5,878	2,364	509	16,690	5,423	__	22,113
Share of profit before tax	35.9%	26.6%	10.7%	2.3%	75.5%	24.5%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	47.6%	35.2%	14.2%	3.0%	100.0%

Operating profit excluding loan
impairment charges	7,836	5,660	2,363	(266)	15,593	399	__	15,992

W Depreciation/amortisation
included in operating
expenses	(45)	(26)	(4)	(691)	(766)	(111)	__	(877)

At 31 December 2012

Total assets	292,217	289,667	326,257	63,480	971,621	125,232	(19,757)	1,077,096
Total liabilities	621,266	197,590	47,163	38,295	904,314	95,146	(14,687)	984,773
Interest in associates	1,644	8	__	__	1,652	23,003	__	24,655
Non-current assets acquired
during the year	57	27	1	167	252	107	__	359

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment	Total
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	(restated)

Year ended
31 December 2011

Net interest income	7,923	4,577	1,890	(77)	14,313	1,423	__	15,736
Net fee income/(expense)	3,285	1,321	(21)	139	4,724	112	__	4,836
Trading income/(loss)	322	511	878	(19)	1,692	104	__	1,796
Net (loss)/income from financial
instruments designated at fair
value	(146)	4	(1)	(17)	(160)	__	__	(160)
Dividend income	__	7	__	10	17	__	__	17
Net earned insurance premiums	10,820	241	__	__	11,061	__	__	11,061
Other operating income/(loss)	719	17	__	233	969	(4)	(44)	921
Total operating income	22,923	6,678	2,746	269	32,616	1,635	(44)	34,207
Net insurance claims
incurred and movement
in policyholders’ liabilities	(11,487)	(123)	__	__	(11,610)	__	__	(11,610)
Net operating income before
loan impairment charges	11,436	6,555	2,746	269	21,006	1,635	(44)	22,597
Loan impairment (charges)/
releases	(252)	(219)	1	__	(470)	30	__	(440)
Net operating income	11,184	6,336	2,747	269	20,536	1,665	(44)	22,157
Operating expenses W	(4,620)	(1,731)	(247)	(151)	(6,749)	(1,193)	44	(7,898)
Impairment loss on intangible assets	(75)	(3)	__	__	(78)	__	__	(78)
Operating profit	6,489	4,602	2,500	118	13,709	472	__	14,181
Gains less losses from financial
investments and fixed assets	20	14	12	5	51	(1)	__	50
Gain on disposal of a subsidiary	__	__	__	__	__	__	__	__
Net surplus on property
revaluation	__	__	__	992	992	__	__	992
Share of profits from associates	__	__	__	318	318	3,714	__	4,032
Profit before tax	6,509	4,616	2,512	1,433	15,070	4,185	__	19,255
Share of profit before tax	33.8%	24.0%	13.0%	7.5%	78.3%	21.7%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	43.2%	30.6%	16.7%	9.5%	100.0%

Operating profit excluding loan
impairment charges	6,741	4,821	2,499	118	14,179	442	__	14,621

W Depreciation/amortisation
included in operating
expenses	(125)	(29)	(5)	(556)	(715)	(104)	__	(819)

At 31 December 2011

Total assets	259,484	260,616	302,763	65,249	888,112	119,196	(31,643)	975,665
Total liabilities	566,563	179,894	49,242	32,655	828,354	94,633	(26,956)	896,031
Interest in associates	__	__	__	1,418	1,418	18,209	__	19,627
Non-current assets acquired during the year	134	47	3	150	334	88	__	422

Retail Banking and Wealth Management (‘RBWM’) in Hong Kong reported profit before tax of HK$7,939m in 2012, representing a 22.0% year-on-year increase. Excluding the general insurance business disposal gain, profit before tax was up 19.1%.

Net interest income reached HK$8,761m in 2012, representing a 10.6% year-on-year increase, which was mainly attributable to growth in deposit balances driven by the expansion in affluent customers, as well as the growth of unsecured lending and insurance businesses.

Year-on-year, total loans and deposits increased by 11.5% and 9.1% respectively. Mortgages as one of the core businesses, achieved good momentum throughout 2012, through offering innovative products including the Hang Seng Renminbi / Hong Kong Dollar Mortgage-Link launched in March 2012, a professional one-stop service and flexible sales channels to our customers. Amidst strong competition and the tightening of government measures on mortgage lending, our mortgage business maintained third position in the market, with our market share in terms of new mortgage registrations reaching 18.7% in 2012, representing a 6.2% year-on-year increase. The personal loans portfolio was also up 11.2% year-on-year.

Non-interest income grew by HK$309m to HK$3,822m while overall wealth management income grew by 18.6% to HK$5,328m.

Total operating income from the credit card business recorded year-on-year growth of 8.0% in 2012, supported by a high quality credit card customer base and effective marketing campaigns. Total cards in force reached 2.34 million, representing year-on-year growth of 5.1% and we were the third largest card issuer of VISA and MasterCard as of December 2012. Card spending and card receivables grew robustly by 10.7% and 9.8% year-on-year respectively.

The insurance business achieved a strong performance in 2012 with operating income increased by 45.5% year-on-year, underpinned by proactive management of investment assets, strong distribution and promotion efforts and an effective product diversification strategy. In 2012, we broadened our product suite by launching the SavourLife Annuity Life Insurance Plan, ProsperDragon Renminbi Life Insurance Plan and SurgicalGuard Refundable Life Insurance Plan, thereby attracting new customer segments as well as new sources of income. As a result, annualised life insurance new premiums grew by 13.3% and total life insurance policies in-force rose by 8.7% compared with last year.

Global market uncertainties, particularly from the second quarter onwards, adversely affected investor sentiment. Income from investment business decreased 4.0% compared with last year, primarily from lower securities brokerage. However, with our time-to-market investment solutions catering for customer needs, income and sales turnover of investment funds recorded encouraging growth of 35.7% and 73.7% respectively. New Hang Seng retail investment fund products, including the first renminbi-denominated gold exchange-traded fund (‘ETF’), reinforced our reputation as a wealth management leader and a renminbi services pioneer. We have continued to build momentum in our investment fund business into this year. To provide diversified wealth management products to suit customers’ needs, we launched the Hang Seng Gold Linked Deposits in January 2013 to meet the increased demand in gold investment products.

As a result of our continued effort to acquire quality customers, the numbers of Prestige and Preferred Banking customers increased by 10.7% and 8.3% respectively compared with 2011. To enhance the customer experience by providing modern environment and to attract affluent customers, a new Prestige and Preferred Banking Centre design concept has been introduced and a total of six Prestige and Preferred Banking Centres have already been opened. We have plans to open more Prestige and Preferred Banking Centres at strategic locations in the coming years.

Service excellence had always been our strength and we continued to receive recognition in the banking industry. We were named by The Asset as the ‘Best Domestic Bank in Hong Kong’ for the 13th consecutive year in 2012. For the third consecutive year, Euromoney named the bank as ‘Best Local Private Bank in Hong Kong’ in the Private Banking Survey 2012 based on the assessment of business performance and peer nominations. We were also awarded the Reader’s Digest ‘Trusted Brands GOLD Award’ in the bank category and the Credit Card Issuing Bank category in Hong Kong for the third consecutive year in 2012.

Corporate and Commercial Banking (‘CNC’) in Hong Kong achieved a 27.3% growth in profit before tax to HK$5,878m. Excluding the general insurance business disposal gain, profit before tax was up 23.7%.

Net interest income grew by 15.6% to HK$5,289m when compared with last year. CNC continued to provide customers with new and renewed facilities while adjusting pricing in line with the credit environment.

Year-on-year, total loans and deposits both grew by 10.4%. The growth in deposits was underpinned by a 21.4% increase in current and saving account deposit balances primarily contributed by new commercial customers.

Non-interest income rose by HK$123m to HK$2,101m. Net fee income reported a growth of 18.5%, which was driven by solid growth in a wide range of non-funds income streams – including remittances, trade, factoring and syndication loan facility fees. Income from corporate wealth management business was HK$634m, representing 8.5% of CNC’s net operating income.

The momentum of quality commercial customer acquisition has accelerated in 2012 and the CNC customer base has increased by 12.8% in 2012. Mainland companies represented 45.7% of newly acquired customers in the second half of 2012 – compared with 34.2% in the first half of 2012.

Renminbi business remained one of our key strategic priorities. The number of renminbi accounts was up 25.1% in 2012 and CNC successfully made renminbi loans and will continue to explore such opportunities to achieve more balanced and sustainable growth. As at 31 December 2012, the size of the renminbi lending was three times of a year earlier.

In August 2012, CNC launched a new TV commercial to emphasise the edges of Hang Seng SME Business Loan – ‘Speed, Ease and Professional Service’. This has reinforced Hang Seng's progressive image. Hang Seng was awarded ‘Excellent Brand of SME Loan Services – Hong Kong Leaders Choice Brand Awards 2012’ by Metro Finance.

Network expansion and channel enhancements continued to be one of our key objectives. To strengthen our support to mainland and Hong Kong corporates with cross-border business needs, two new Business Banking Centres were opened in the second half of 2012. Furthermore, Business Mobile Banking was launched in September 2012 to enhance customer convenience.

Focusing on structured finance and syndicated loans also contributed to our success. According to Thomson Reuters LPC, we ranked second in terms of number of deals and third in terms of deal volume in the Mandated Arranger League Table for Hong Kong and Macau Syndicated Loans in 2012.

In 2012, Hang Seng was awarded ‘Hong Kong Domestic Trade Finance Bank of the Year’ and ‘Hong Kong Domestic Cash Management Bank of the Year’ by Asian Banking and Finance. CNC would continue to leverage on the solid Hong Kong platform and loyal customer base to provide trade, cash management and wealth management solutions to corporate and commercial customers in Greater China.

CNC will continue to capitalise on her core strengths – customer-focused strategies and propositions, industry-specialised relationship teams, time-to-market and product innovations.

Treasury (‘TRY’) in Hong Kong recorded a 5.9% decrease in profit before tax to HK$2,364m and a 5.4% decline in operating profit excluding loan impairment charges to HK$2,363m.

Net interest income decreased by 11.3% to HK$1,676m. With the low interest rate environment and flattened yield curves, there were few opportunities for yield enhancement. Further, as balance sheet management portfolios matured, they could only be re-priced at prevailing rates which were relatively low.

Non-interest income grew by HK$104m to HK$960m. Total trading income increased by HK$110m, or 12.5%, to HK$988m. Option income from structured products achieved encouraging growth, boosted in part by rising demand for renminbi-denominated products following further liberalisation of renminbi business in Hong Kong. Faster growth in gross interest income from funding swaps also contributed to the increase. However, these increases were partly offset by a decline in income from securities and other trading.

Front-line channels (including e-Banking) and trading systems were enhanced to facilitate straight-through processing, enabling better position management. To reinforce our brand in gold-related business, the Hang Seng Gold Bar (physical gold product) and renminbi-denominated gold ETF were launched. Treasury will continue to position itself to capture yield enhancement opportunities by investing in Hong Kong and mainland bonds and riding on yield curves of selected currencies. As the renminbi market in Hong Kong evolves, Treasury will continue to develop renminbi-denominated hedging and investment products to meet customer needs as well as explore new business opportunities for cross-selling treasury products with other customer groups.

Mainland China business

Hang Seng Bank (China) Limited (‘Hang Seng China’) expanded the scope and reach of our mainland Chinese business in 2012, capitalising on the close integration of our Hong Kong and mainland operations and an increasing awareness of our unique brand strengths. Hang Seng China strategically deployed resources to improve our foothold in regions with good long-term growth potential and further enrich our premium service proposition.

Hang Seng China opened one branch and six sub-branches, bringing the network to 46 outlets in 17 cities. Leveraging the favourable policies under CEPA, these new openings included three cross-city sub-branches in Guangdong province where we now have 21 outlets.

The operating environment in China was challenging in 2012 due to slower domestic economic growth and weakened external demand. The People’s Bank of China has kept interest rates and the deposit reserve ratio unchanged since 6 July 2012 while using reverse repurchase agreements to maintain liquidity. The upper deviation to standard deposit rates and lower deviation to base lending rates were both widened, paving the way to further interest rate liberalisation. The competition for deposits and wealth management products was keen as foreign banks stepped up efforts to maintain revenue flows and market share.

Despite all the challenges, Hang Seng China has focused on growth of the portfolio, expansion of the customer base as well as diversification of revenue sources through differentiated business propositions for target customer segments and by exploiting opportunities in cross-selling and providing cross-border services between the Mainland and Hong Kong.

As a result, Hang Seng China maintained growth momentum. At 31 December 2012, the total number of mainland customers (including both Corporate and Commercial Banking and Retail Banking and Wealth Management customers) rose by 12.6%, in which the total number of Prestige Banking customers increased by 15.5% over December 2011.

	As reported	Constant currencyW
Year ended 31 December 2012 compared with 31 December 2011

Total operating income	8.5%	6.6%
Operating profit	-28.8%	-29.8%
At 31 December 2012 compared with 31 December 2011
Gross loans and advances to customers	15.5%	15.5%
Customer deposits	12.7%	12.7%

Total operating income grew by 8.5%, supported mainly by growth in net interest income, driven by growth in loans and advances to customers of 15.5%. Total deposits were 12.7% higher. Hang Seng China continued to emphasise credit quality over loan portfolio size, focusing on clients offering good potential for generating additional income streams through wealth management and trade services. Operating expenses increased by 15.3%, due largely to investments in long-term business growth. Together with a net loan impairment charge compared with a net release in 2011, this led to a 28.8% decline in operating profit.

The bank worked closely with Industrial Bank and captured collaboration opportunities in various business areas during the year.

During the first quarter of 2012, Hang Seng Securities Limited (‘Hang Seng Securities’), a wholly owned subsidiary of the bank, and Guangzhou Securities Company Limited (‘Guangzhou Securities’), a member of the Yue Xiu Group, received approval from the China Securities Regulatory Commission to establish a joint venture, Guangzhou GuangZheng Hang Seng Securities Investment Advisory Company Limited (‘Guangzhou GuangZheng Hang Seng Securities’). The joint venture commenced business in the third quarter of the year and became the first joint venture securities investment advisory company in Guangdong province under Supplement VI to the Mainland and Hong Kong Closer Economic Partnership Arrangement (‘CEPA’). The joint venture aims at becoming a showcase for cross-border securities investment advisory cooperation under CEPA by leveraging the strengths of both partners, and thus supporting the bank's further business expansion in the Mainland.

Including the share of profit from mainland associates, our mainland China business contributed 24.5% of total profit before tax, compared with 21.7% in last year, as a result of the strong growth in the group’s share of Industrial Bank’s profit.

WConstant currency comparatives for 2011 referred to in the tables above are computed by translating into Hong Kong dollars the functional currency (renminbi) of Hang Seng’s mainland China business:
- the income statement for 2011 at the average rates of exchange for 2012; and
- the balance sheet at 31 December 2011 at the prevailing rates of exchange on 31 December 2012.

Consolidated Income Statement

	Year ended 31 December
Figures in HK$m	2012	2011
		(restated)

Interest income	21,861	19,845
Interest expense	(4,915)	(4,109)
Net interest income	16,946	15,736
Fee income	6,298	5,923
Fee expense	(1,212)	(1,087)
Net fee income	5,086	4,836
Trading income	2,063	1,796
Net income/(loss) from financial instruments
designated at fair value	376	(160)
Dividend income	17	17
Net earned insurance premiums	10,947	11,061
Other operating income	1,181	921
Total operating income	36,616	34,207
Net insurance claims incurred and
movement in policyholders’ liabilities	(12,235)	(11,610)
Net operating income before loan impairment
charges	24,381	22,597
Loan impairment charges	(386)	(440)
Net operating income	23,995	22,157
Employee compensation and benefits	(4,137)	(3,888)
General and administrative expenses	(3,375)	(3,191)
Depreciation of premises, plant and equipment	(762)	(700)
Amortisation of intangible assets	(115)	(119)
Operating expenses	(8,389)	(7,898)
Impairment loss on intangible assets	__	(78)
Operating profit	15,606	14,181
Gains less losses from financial investments and fixed assets	(5)	50
Gain on disposal of a subsidiary	355	__
Net surplus on property revaluation	776	992
Share of profits from associates	5,381	4,032
Profit before tax	22,113	19,255
Tax expense	(2,687)	(2,370)
Profit for the year	19,426	16,885

Profit attributable to shareholders	19,426	16,885

Earnings per share (in HK$)	10.16	8.83

Details of dividends payable to shareholders of the bank attributable profit for the year are set out on page 37.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
Figures in HK$m	2012	2011
		(restated)

Profit for the year	19,426	16,885

Other comprehensive income
Premises:
- unrealised surplus on revaluation of premises	2,222	3,729
- deferred taxes	(358)	(610)
- exchange difference	__	3
Available-for-sale investment reserve:
- fair value changes taken to equity:
-- on debt securities	380	255
-- on equity shares	90	8
- fair value changes transferred to income statement:
-- on hedged items	22	(538)
-- on disposal	(1)	(53)
- share of changes in equity of associates:
-- fair value changes	459	(646)
- deferred taxes	(157)	221
- exchange difference	(1)	(5)
Cash flow hedging reserve:
- fair value changes taken to equity	341	119
- fair value changes transferred to income statement	(328)	(197)
- deferred taxes	(2)	13
- exchange difference	__	(1)
Defined benefit plans:
- actuarial gains/(losses) on defined benefit plans	605	(1,600)
- deferred taxes	(100)	264
Share-based payments	(7)	9
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	28	974
- retained profits	__	(1)
Others	(35)	__
Other comprehensive income for the year, net of tax	3,158	1,944
Total comprehensive income for the year	22,584	18,829

Total comprehensive income for the year attributable
to shareholders	22,584	18,829

Consolidated Balance Sheet

	At 31 December	At 31 December
Figures in HK$m	2012	2011
		(restated)

ASSETS
Cash and balances with banks	27,082	39,533
Placings with and advances to banks	140,382	107,742
Trading assets	34,399	64,171
Financial assets designated at fair value	8,343	8,096
Derivative financial instruments	5,179	4,710
Loans and advances to customers	536,162	480,574
Financial investments	253,408	209,190
Interests in associates	24,655	19,627
Investment properties	4,860	4,314
Premises, plant and equipment	19,262	17,983
Intangible assets	6,783	5,962
Other assets	16,581	13,763
Total assets	1,077,096	975,665

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	769,147	699,857
Deposits from banks	19,845	14,004
Trading liabilities	59,853	59,712
Financial liabilities designated at fair value	464	434
Derivative financial instruments	4,118	4,848
Certificates of deposit and other
debt securities in issue	11,291	9,284
Other liabilities	21,653	20,138
Liabilities to customers under insurance contracts	81,670	72,225
Current tax liabilities	588	305
Deferred tax liabilities	4,323	3,378
Subordinated liabilities	11,821	11,846
Total liabilities	984,773	896,031

Equity
Share capital	9,559	9,559
Retained profits	59,683	49,519
Other reserves	19,257	16,923
Proposed dividends	3,824	3,633
Shareholders’ funds	92,323	79,634
Total equity and liabilities	1,077,096	975,665

Consolidated Statement of Changes in Equity

	Year ended 31 December
Figures in HK$m	2012	2011
		(restated)

Share capital
At beginning and end of year	9,559	9,559

Retained profits (including proposed dividends)
At beginning of year	52,273	46,599
Opening adjustment for the adoption of the amendments to HKAS 12	879	674
As restated	53,152	47,273
Dividends to shareholders
- dividends approved in respect of the previous year	(3,633)	(3,633)
- dividends declared in respect of the current year	(6,309)	(6,309)
Transfer	373	264
Total comprehensive income for the year	19,924	15,557
	63,507	53,152

Other reserves
Premises revaluation reserve
At beginning of year	12,280	9,426
Transfer	(354)	(268)
Total comprehensive income for the year	1,864	3,122
	13,790	12,280

Availableforsale investment reserve
At beginning of year	(561)	202
Transfer	(4)	(5)
Total comprehensive income for the year	792	(758)
	227	(561)

Cash flow hedging reserve
At beginning of year	6	72
Total comprehensive income for the year	11	(66)
	17	6

Foreign exchange reserve
At beginning of year	3,043	2,0699
Total comprehensive income for the year	28	974
	3,071	3,043

Other reserves
At beginning of year	2,155	2,085
Cost of share-based payment arrangements	47	61
Transfer	(15)	9
Total comprehensive income for the year	(35)	__
	2,152	2,155

	Year ended 31 December
	2012	2011
Figures in HK$m		(restated)

Total equity
At beginning of year	78,755	70,012
Opening adjustment for the adoption of the amendments to HKAS 12	879	674
As restated	79,634	70,686
Dividends to shareholders	(9,942)	(9,942)
Cost of share-based payment arrangements	47	61
Total comprehensive income for the year	22,584	18,829
	92,323	79,634

Consolidated Cash Flow Statement

	Year ended 31 December
Figures in HK$m	2012	2011

Net cash outflow from operating activities	(5,709)	(19,577)

Cash flows from investing activities

Dividends received from associates	717	488
Purchase of an interest in an associate	(32)	__
Purchase of available-for-sale investments	(36,218)	(44,199)
Purchase of held-to-maturity debt securities	(747)	(1,009)
Proceeds from sale or redemption of
available-for-sale investments	54,839	66,367
Proceeds from redemption of
held-to-maturity debt securities	573	530
Net cash inflow from the sale of loan portfolio	48	5,643
Net cash inflow from the sale of a subsidiary	1,382	__
Purchase of fixed assets and intangible assets	(359)	(422)
Proceeds from sale of fixed assets and assets held for sale	87	__
Interest received from available-for-sale investments	1,873	2,038
Dividends received from available-for-sale investments	16	14
Net cash inflow from investing activities	22,179	29,450

Cash flows from financing activities

Dividends paid	(9,942)	(9,942)
Interest paid for subordinated liabilities	(289)	(197)
Issue of subordinated liabilities	2,326	3,496
Repayment of subordinated liabilities	(2,326)	(3,502)
Net cash outflow from financing activities	(10,231)	(10,145)

Increase/(decrease) in cash and cash equivalents	6,239	(272)

Cash and cash equivalents at 1 January	120,469	118,560
Effect of foreign exchange rate changes	(1,674)	2,181
Cash and cash equivalents at 31 December	125,034	120,469

Financial Review

Net interest income

Figures in HK$m	2012	2011

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
through profit and loss	18,162	16,525
- trading assets and liabilities	(1,268)	(848)
- financial instruments designated at fair value	52	59
	16,946	15,736

Average interest-earning assets	917,236	886,156

Net interest spread	1.73%	1.68%
Net interest margin	1.85%	1.78%

Net interest income rose by HK$1,210m, or 7.7%, driven by the 3.5% increase in average interest-earning assets and an improvement in the net interest margin. The increase in interest-earning assets reflected the bank’s continued efforts to strengthen its asset and liability management and maintain a balanced growth strategy to expand its average loans and deposits.

Net interest margin rose by seven basis points to 1.85% and net interest spread increased by five basis points to 1.73%. Liability spreads have improved reflecting the increased value of core funding while asset spreads have narrowed as a result of the increase in cost of funds. The offshore renminbi business yield was higher through improved renminbi fund deployment from the low-yielding local clearing bank and fiduciary account to renminbi commercial lending and other financial instruments in light of the developments of the renminbi business in Hong Kong and the availability of a greater variety of renminbi denominated liquid assets. The group continued to grow and manage its life insurance investment funds portfolio and grew its interest income by 8.9% compared with last year. However, Treasury balance sheet management income was negatively affected as the yield curve continued to flatten under the prolonged low interest rate environment. The contribution from net free funds was two basis points higher, at 0.12%.

Net interest income in the second half of 2012 grew by HK$374m, or 4.5%, compared with the first half, due mainly to a 4.1% increase in average interest earning assets and more days in the second half.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as ‘Net trading income’. Income arising from financial instruments designated at fair value through profit and loss is reported as ‘Net income from financial instruments designated at fair value’ (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2012	2011

- Net interest income and expense reported as ‘Net interest income’
Interest income	21,537	19,535
Interest expense	(3,375)	(3,010)
Net interest income	18,162	16,525
- Net interest income and expense reported as ‘Net trading income’	(1,268)	(848)
- Net interest income and expense reported as ‘Net income from financial instruments designated at fair value’	52	59
Average interest-earning assets	865,876	840,064

Net interest spread	2.00%	1.89%
Net interest margin	2.10%	1.97%

Net fee income

Figures in HK$m	2012	2011

- Stockbroking and related services	941	1,285
- Retail investment funds	1,130	905
- Insurance agency	367	242
- Account services	353	371
- Private banking service fee	93	129
- Remittances	301	273
- Cards	1,865	1,676
- Credit facilities	356	253
- Trade services	544	461
- Other	348	328
Fee income	6,298	5,923
Fee expense	(1,212)	(1,087)
	5,086	4,836

Net fee income increased by HK$250m, or 5.2%, to HK$5,086m compared with 2011.

With the increased demand for wealth management products, the bank continued to launch new retail investment funds to meet different investor risk appetites and the growing demand for renminbi wealth management products, and saw income from retail investment funds increase by 24.9%.

Insurance-related fee income rose by 51.7%, benefiting from the increase in non-life insurance products distribution commission in the second half of the year as a result of the disposal of the  general insurance manufacturing business to a third party insurance service provider. This increase was offset by a corresponding fall in non-life insurance underwriting profit in the second half of the year.

The bank’s effective marketing campaigns saw fee income from the credit card business grow by 11.3%, driven by the increase of 11.1% in cardholder spending and 5.4% in the number of cards in circulation. Credit facilities fee income rose significantly by 40.7%, due mainly to higher fees from increased corporate lending.

Fees from remittances and trade-related service income increased by 10.3% and 18.0% respectively as the bank successfully captured opportunities from the increased trade activities and the expansion of renminbi cross-border trade settlement volumes.

However, these increases were offset by a 26.8% reduction in stockbroking and related services income, reflecting lower stock market turnover in the difficult market condition.

Compared with the first half of 2012, net fee income in the second half increased by HK$270m, or 11.2%, due mainly to the increases in income from the sales of retail investment funds, card, trade and insurance-related services.

Trading income

Figures in HK$m	2012	2011

Trading income:
- foreign exchange	1,986	1,843
- securities, derivatives and other trading activities	77	(47)
	2,063	1,796

Trading income rose by HK$267m, or 14.9%, to HK$2,063m. Foreign exchange income rose by HK$143m, or 7.8%, driven by increased customer activity and higher demand for foreign exchange-linked structured products, notably in renminbi products, as well as the increase in net income from funding swapsW. These were partly offset by lower demand for renminbi denominated derivatives products linked with trade financing and reduced position taking for balance sheet management.

Income from securities, derivatives and other trading activities recorded net income of HK$77m compared with a net loss of HK$47m last year. This was primarily due to higher gains on equity options backing a life endowment product, which benefited from a favourable movement in the underlying equity indices, which was offset by a corresponding increase in ‘net insurance claims incurred and movement in policyholder liabilities’. The unfavourable market interest rate movement also impacted the interest rate derivatives and debt securities trading income. Income from the sale of equity-linked structured products also registered lower income when compared with last year.

WTreasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency (‘original currency’) into another currency (‘swap currency’) at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income/(loss) from financial instruments designated at fair value

Figures in HK$m	2012	2011

Net income /(loss) on assets designated at fair value
which back insurance and investment contracts	376	(160)

Net income from financial instruments designated at fair value recorded a revaluation gain of HK$376m, compared with a revaluation loss of HK$160m in 2011, reflecting the fair value changes of assets held by the life insurance business, as a result of favourable equity market conditions. To the extent that this fair value gain was attributed to policyholders of unit-linked life insurance policies, there was a corresponding increase in ‘net insurance claims incurred and movement in policyholders’ liabilities’.

Other operating income

Figures in HK$m	2012	2011

Rental income from investment properties	197	174
Movement in present value of in-force long-term
insurance business	815	595
Other	169	152
	1,181	921

Other operating income rose by HK$260m, or 28.2%, to HK$1,181m compared with 2011. The movement in present value of in-force long-term insurance business (‘PVIF’) increased by 37.0%, representing higher life insurance sales and a more favourable market conditions.

Analysis of income from wealth management business

Figures in HK$m	2012	2011
		(restated)

Investment income:
- retail investment funds	1,130	905
- structured investment productsW	952	940
- private banking service feeWW	123	173
- stockbroking and related services	941	1,285
- margin trading and others	142	134
	3,288	3,437
Insurance income:
- life insurance	3,016	2,018
- general insurance and others	310	364
	3,326	2,382
Total	6,614	5,819

W Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profits generated from the selling of structured investment products in issue, reported under trading income.

WW Income from private banking includes income reported under net fee income on investment services and profits generated from the selling of structured investment products in issue, reported under trading income.

The bank continued to grow wealth management income, recording a rise of 13.7% to HK$6,614m when compared with 2011.

Investment income decreased by 4.3%, with income from stockbroking and related services falling by 26.8% as stock market volumes remain muted.

The bank continued to make progress in offering a wide variety of investment funds to meet the changing risk appetites of investors under the low interest rate environment. These included funds from Hang Seng Investment Management and other providers. The first renminbi-denominated gold exchange-traded fund (‘ETF’) which caters for the growing demand for renminbi wealth management products was launched in 2012. Under the volatile equity market, investors shifted to fixed rate and lower risk bond funds which led to a 24.9% growth in the bank’s retail investment funds income.

Figures in HK$m	2012	2011

Life insurance:
- net interest income and fee income	2,845	2,576
- investment returns on life insurance
funds/ share of associate’s profit	761	(361)
- net earned insurance premiums	10,774	10,723
- net insurance claims incurred and movement
in policyholders’ liabilitiesW	(12,179)	(11,515)
- movement in present value of in-force
long-term insurance business	815	595
	3,016	2,018
General insurance and others	310	364
Total	3,326	2,382

W Including premium and investment reserves

Insurance income increased strongly by HK$944m, or 39.6% to HK$3,326m, due mainly to the 49.5% increase in life insurance income, as a result of strong investment returns, higher insurance sales and movement in present value of in-force long-term insurance business. Hang Seng continued to launch new products catering for customers’ investment and protection needs. This included the launch of the ‘SavourLife Annuity Life Insurance Plan’. Total policies in-force and total annualised new premium at 31 December 2012 rose by 8.6% and 13.1% respectively year-on-year.

Net interest income and fee income from the life insurance funds investment portfolio rose by 10.4%, due mainly to growth in the size of the life insurance investment portfolio, which held bond investments as its major assets. Investment returns on life insurance funds improved strongly, recording a profit of HK$761m compared with a loss of HK$361m last year, reflecting changes in the fair value of assets held by the life insurance business, and benefited from the positive movements of equity markets and the upward commercial property market in 2012. To the extent that this fair value gain was attributed to policyholders of unit-linked life insurance policies, there was a corresponding increase in ‘net insurance claims incurred and movement in policyholders’ liabilities’.

The movement in present value of in-force long-term insurance business (‘PVIF’) increased strongly by 37%, due mainly to the combined effect of higher life insurance sales and more favourable market conditions.

General insurance business income decreased by 14.8% to HK$310m following the completion of the disposal of our general insurance manufacturing business to a third party insurance service provider in the second half of 2012 for a cash consideration of approximately HK$1,550m. The bank recognised a disposal gain of HK$355m on this transaction. Subsequent to the disposal of general insurance manufacturing business, there will be an increase in non-life insurance products distribution commission with a corresponding decrease in non-life insurance underwriting profit.

Loan impairment charges

Figures in HK$m	2012	2011

Net charge for impairment of loans and advances to customers:
Individually assessed impairment allowances:
- new allowances	(294)	(359)
- releases	224	221
- recoveries	13	35
	(57)	(103)
Net charge for collectively assessed impairment allowances	(329)	(337)
Net charge for loan impairment	(386)	(440)

Loan impairment charges decreased by HK$54m, or 12.3%, to HK$386m compared with a year earlier. Overall credit quality was relatively stable and the bank will remain cautious on the credit outlook.

Individually assessed impairment charges fell by HK$46m, or 44.7%, reflecting lower charges for corporate and commercial banking customers for Hong Kong operations in 2012, despite higher charges for mainland operations due to the downgrading of certain commercial banking customers.

Collectively assessed charges fell by HK$8m, or 2.4%. Higher charges on credit card and personal loan portfolios were recorded, which reflected growth in the portfolios. Impairment allowances for loans not individually identified as impaired recorded a net release compared with a net charge in 2011, mainly due to improved historical loss rates.

Operating expenses

Figures in HK$m	2012	2011

Employee compensation and benefits:
- salaries and other costs	3,800	3,566
- retirement benefit costs	337	322
	4,137	3,888
General and administrative expenses:
- rental expenses	559	497
- other premises and equipment	964	959
- marketing and advertising expenses	617	559
- other operating expenses	1,235	1,176
	3,375	3,191
Depreciation of premises, plant
and equipment	762	700
Amortisation of intangible assets	115	119
	8,389	7,898

Cost efficiency ratio	34.4%	35.0%

Full-time equivalent staff numbers by region	2012	2011

Hong Kong	7,732	7,993
Mainland	1,883	1,772
Others	65	69
Total	9,680	9,834

Operating expenses rose by HK$491m, or 6.2%, compared with 2011, reflecting the bank’s continued investments to support long-term business growth and capture business opportunities while maintaining carefully cost control and operational efficiency. Excluding the mainland business, operating expenses rose by 4.7%.

Employee compensation and benefits increased by HK$249m, or 6.4%. Salaries and other related costs increased by 6.6%, reflecting the annual salary increment as a result of wage inflation. General and administrative expenses were up 5.8%, mainly due to the increase in marketing expenditure as more branding and promotional activities were conducted to support business growth. Rental expenses rose as a result of increased rents for branches in Hong Kong and new branches on the Mainland. Depreciation charges rose by 8.9%, reflecting higher depreciation charges on business premises following the upward property revaluation in Hong Kong.

At 31 December 2012, the group’s number of full-time equivalent staff decreased by 154 compared with the end of 2011.

With the increase in net operating income before loan impairment charges outpacing the growth in operating expenses, the cost efficiency ratio declined by 0.6 percentage points to 34.4%, compared with 35.0% for 2011. The bank continues to focus on improving operational efficiency while maintaining growth momentum.

Gains less losses from financial investments and fixed assets

Figures in HK$m	2012	2011

Net gains from disposal of
available-for-sale equity securities	1	42
Net gains from disposal of
available-for-sale debt securities	__	11
Losses on disposal of loans and advances	(4)	__
Losses on disposal of fixed assets	(2)	(3)
	(5)	50

Gain on disposal of a subsidiary

Figures in HK$m	2012	2011

Net gain from disposal of a
subsidiary	355	__

There was a gain on disposal of a subsidiary amounting to HK$355m for 2012, representing the disposal of the group’s general insurance business to a third party insurance service provider in the second half of 2012 for a cash consideration of approximately HK$1,550m.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	2012	2011 (restated)

Current tax – provision for Hong Kong profits tax
Tax for the year	2,225	1,942
Adjustment in respect of prior years	(75)	(14)

Current tax – taxation outside Hong Kong
Tax for the year	92	76
Adjustment in respect of prior years	(2)	__

Deferred tax
Origination and reversal of temporary differences	447	366

Total tax expense	2,687	2,370

The current tax provision is based on the estimated assessable profit for 2012, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (16.5% as in 2011). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share in 2012 is based on earnings of HK$19,426m (HK$16,885m in 2011) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2011).

Dividends per share
		2012		2011
	HK$	HK$m	HK$	HK$m
	per share		per share

First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	2.00	3,824	1.90	3,633
	5.30	10,133	5.20	9,942

Segmental analysis

Hong Kong Financial Reporting Standards 8 (‘HKFRS8’) requires segmental disclosure to be based on the way that the group’s chief operating decision maker regards and manages the group, with the amounts reported for each reportable segment being the measures reported to the group’s chief operating decision maker for the purpose of assessing segmental performance and making decisions about operating matters. In 2012, there was a change in the reportable segments information reported internally to the group's most senior executive management for the purposes of resources allocation and performance assessment. To align with the internal reporting information, the group has presented the following five reportable segments. Corresponding amounts have been restated to ensure information is provided on a basis consistent with the revised segment information. Consolidation adjustments made in preparing the group’s financial statements and inter-segment elimination of income or expenses upon consolidation are included in the ‘Inter-segment eliminations’.

Hong Kong and other businesses segment
•
Retail Banking and Wealth Management activities offer a broad range of products and services to meet the personal banking, consumer lending and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance and wealth management;

•
Corporate and Commercial Banking activities include the provision of financial services, payments and cash management, international trade finance, insurance, wealth management and tailored financial solutions to corporate and commercial customers;

•
Treasury activities are mainly the provision of treasury operation services in credit, interest rates, foreign exchange, money markets and securities services. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities;

•	Other mainly represents management of shareholders’ funds and investments in premises, investment properties, equity shares and subordinated debt funding;

Mainland China business segment
•	Mainland China business segment comprises the business of Hang Seng Bank (China) Limited and our share of profit from mainland associates.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective business segments and apportionment of management overheads. Bank-owned premises are reported under Other segment. When these premises are utilised by Global Businesses, notional rent will be charged to respective business segments based on market rate to reflect occupancy cost.

Profit before tax contributed by the business segments for the periods stated is set out in the table below. More business segment analysis and discussion is set out in the ‘Segmental analysis’ section on page 13.

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland
	and Wealth	Commercial			China
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	Total

Year ended 31 December 2012

Profit before tax	7,939	5,878	2,364	509	16,690	5,423	22,113
Share of profit before tax	35.9%	26.6%	10.7%	2.3%	75.5%	24.5%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	47.6%	35.2%	14.2%	3.0%	100.0%

Year ended 31 December 2011 (restated)

Profit before tax	6,509	4,616	2,512	1,433	15,070	4,185	19,255
Share of profit before tax	33.8%	24.0%	13.0%	7.5%	78.3%	21.7%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	43.2%	30.6%	16.7%	9.5%	100.0%

(b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

					Inter-segment
Figures in HK$m	Hong Kong	Mainland	Americas	Others	elimination	Total

Year ended 31 December 2012

Income and expense
Total operating income	33,682	1,774	1,097	144	(81)	36,616
Profit before tax	15,547	5,423	1,047	96	__	22,113
At 31 December 2012

Total assets	967,288	125,232	61,296	11,768	(88,488)	1,077,096
Total liabilities	901,369	95,146	60,129	11,523	(83,394)	984,773
Interest in associates	1,652	23,003	__	__	__	24,655
Non-current assetsW	29,872	1,032	__	1	__	30,905

Year ended 31 December 2011 (restated)

Income and expense
Total operating income	31,183	1,635	1,339	122	(72)	34,207
Profit before tax	13,677	4,185	1,307	86	__	19,255
At 31 December 2011 (restated)

Total assets	882,751	119,196	58,573	9,844	(94,699)	975,665
Total liabilities	825,085	94,633	56,623	9,672	(89,982)	896,031
Interest in associates	1,418	18,209	__	__	__	19,627
Non-current assetsW	27,258	1,000	__	1	__	28,259

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining contractual maturity at the balance sheet date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as ‘Trading’.

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets
Cash and balances with
banks	27,082	__	__	__	__	__	__	__	27,082
Placings with and
advances to banks	4,179	73,188	54,329	6,987	__	1,699	__	__	140,382
Trading assets	__	__	__	__	__	__	34,399	__	34,399
Financial assets designated
at fair value	__	__	__	3,618	213	216	__	4,296	8,343
Derivative financial
instruments	__	2	15	103	219	__	4,840	__	5,179
Loans and advances
to customers	10,414	40,796	44,088	106,540	178,956	155,368	__	__	536,162
Financial investments	__	20,652	66,362	47,075	77,379	40,535	__	1,405	253,408
Interest in associates	__	__	__	__	__	__	__	24,655	24,655
Investment properties	__	__	__	__	__	__	__	4,860	4,860
Premises, plant and
equipment	__	__	__	__	__	__	__	19,262	19,262
Intangible assets	__	__	__	__	__	__	__	6,783	6,783
Other assets	5,706	4,094	2,892	3,098	209	220	__	362	16,581
At 31 December 2012	47,381	138,732	167,686	167,421	256,976	198,038	39,239	61,623	1,077,096

Liabilities
Current, savings and other
deposit accounts	566,743	102,915	64,682	33,919	888	__	__	__	769,147
Deposits from banks	3,369	13,982	2,491	3	__	__	__	__	19,845
Trading liabilities	__	__	__	__	__	__	59,853	__	59,853
Financial liabilities
designated at fair value	1	__	__	__	__	463	__	__	464
Derivative financial
instruments	__	__	20	30	1,053	252	2,763	__	4,118
Certificates of deposit and
other debt securities
in issue	__	__	__	7,353	3,938	__	__	__	11,291
Other liabilities	7,745	4,627	2,592	2,960	55	18	__	3,656	21,653
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	81,670	81,670
Current tax liabilities	__	__	__	588	__	__	__	__	588
Deferred tax liabilities	__	__	__	__	__	__	__	4,323	4,323
Subordinated liabilities	__	__	__	__	__	11,821	__	__	11,821
At 31 December 2012	577,858	121,524	69,785	44,853	5,934	12,554	62,616	89,649	984,773

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual	Total
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	(restated)

Assets
Cash and balances with
banks	39,533	__	__	__	__	__	__	__	39,533
Placings with and
advances to banks	9,089	47,698	43,687	5,639	__	1,629	__	__	107,742
Trading assets	__	__	__	__	__	__	64,171	__	64,171
Financial assets designated
at fair value	__	140	82	116	3,615	49	__	4,094	8,096
Derivative financial
instruments	__	7	13	72	87	__	4,531	__	4,710
Loans and advances
to customers	11,131	39,239	43,024	89,609	164,318	133,253	__	__	480,574
Financial investments	__	11,608	20,731	70,955	69,246	35,516	__	1,134	209,190
Interest in associates	__	__	__	__	__	__	__	19,627	19,627
Investment properties	__	__	__	__	__	__	__	4,314	4,314
Premises, plant and
equipment	__	__	__	__	__	__	__	17,983	17,983
Intangible assets	__	__	__	__	__	__	__	5,962	5,962
Other assets	5,185	3,231	3,234	1,616	124	19	__	354	13,763
At 31 December 2011	64,938	101,923	110,771	168,007	237,390	170,466	68,702	53,468	975,665

Liabilities
Current, savings and other
deposit accounts	503,537	93,809	69,086	32,401	1,024	__	__	__	699,857
Deposits from banks	2,072	8,941	2,374	617	__	__	__	__	14,004
Trading liabilities	__	__	__	__	__	__	59,712	__	59,712
Financial liabilities
designated at fair value	1	__	__	__	__	433	__	__	434
Derivative financial
instruments	__	22	4	65	1,046	203	3,508	__	4,848
Certificates of deposit and
other debt securities
in issue	__	1,596	__	1,475	6,213	__	__	__	9,284
Other liabilities	6,629	4,205	3,343	1,817	64	19	__	4,061	20,138
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	72,225	72,225
Current tax liabilities	__	__	__	305	__	__	__	__	305
Deferred tax liabilities	__	__	__	__	__	__	__	3,378	3,378
Subordinated liabilities	__	__	__	2,328	__	9,518	__	__	11,846
At 31 December 2011	512,239	108,573	74,807	39,008	8,347	10,173	63,220	79,664	896,031

Cash and balances with banks

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Cash in hand	11,041	9,491
Balances with central banks	8,973	7,102
Balances with banks	7,068	22,940
	27,082	39,533

Placings with and advances to banks

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Placings with and advances to banks
maturing within one month	77,367	56,787
Placings with and advances to banks
maturing after one month
but less than one year	61,316	49,326
Placings with and advances to banks
maturing after one year	1,699	1,629
	140,382	107,742

Trading assets

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Treasury bills	26,808	54,220
Certificates of deposit	400	432
Other debt securities	6,106	9,006
Debt securities	33,314	63,658
Investment funds	30	7
Total trading securities	33,344	63,665
OtherW	1,055	506
Total trading assets	34,399	64,171

Debt securities:
- listed in Hong Kong	3,046	4,550
- listed outside Hong Kong	238	717
	3,284	5,267
- unlisted	30,030	58,391
	33,314	63,658
Investment funds:
- listed in Hong Kong	30	7

Total trading securities	33,344	63,665

Debt securities:
Issued by public bodies:
- central governments and central banks	31,105	60,800
- other public sector entities	80	82
	31,185	60,882
Issued by other bodies:
- banks	934	963
- corporate entities	1,195	1,813
	2,129	2,776
	33,314	63,658
Investment funds:
Issued by corporate entities	30	7
Total trading securities	33,344	63,665

W This represents the amount receivable from counterparties on trading transactions not yet settled.

Trading assets decreased by HK$29.8bn, or 46.4%, compared with the end of 2011 reflecting the reduction in high quality foreign government treasury bills. At 31 December 2012, trading assets are mostly Hong Kong Exchange Fund bills with short tenors.

Financial assets designated at fair value

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Certificates of deposit	__	1
Other debt securities	4,047	3,998
Debt securities	4,047	3,999
Equity shares	1,632	473
Investment funds	2,664	3,624
	8,343	8,096
Debt securities:
- listed in Hong Kong	38	15
- listed outside Hong Kong	336	182
	374	197
- unlisted	3,673	3,802
	4,047	3,999
Equity shares:
- listed in Hong Kong	1,632	473

Investment funds:
- listed in Hong Kong	30	23
- listed outside Hong Kong	599	150
	629	173
- unlisted	2,035	3,451
	2,664	3,624

	8,343	8,096
Debt securities:
Issued by public bodies:
- central governments and central banks	181	140
- other public sector entities	1	53
	182	193
Issued by other bodies:
- banks	3,687	3,725
- corporate entities	178	81
	3,865	3,806
	4,047	3,999
Equity shares:
Issued by banks	370	109
Issued by public sector entities	13	5
Issued by corporate entities	1,249	359
	1,632	473
Investment funds:
Issued by banks	400	1,869
Issued by corporate entities	2,264	1,755
	2,664	3,624

	8,343	8,096

Loans and advances to customers

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Gross loans and advances to customers	537,571	482,241
Less:
Loan impairment allowances:
- individually assessed	(681)	(896)
- collectively assessed	(728)	(771)
	536,162	480,574

Loan impairment allowances against loans and advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2012	896	771	1,667
Amounts written off	(277)	(416)	(693)
Recoveries of advances
written off in previous years	13	47	60
New impairment allowances
charged to income statement	294	376	670
Impairment allowances released
to income statement	(237)	(47)	(284)
Unwinding of discount of loan
impairment allowances
recognised as ‘interest income’	(7)	(3)	(10)
Exchange	(1)	__	(1)
At 31 December 2012	681	728	1,409

Total loan impairment allowances as a percentage of gross loans and advances to customers are as follows:
	At 31 December	At 31 December
	2012	2011
	%	%

Loan impairment allowances:
- individually assessed	0.13	0.19
- collectively assessed	0.13	0.16
Total loan impairment allowances	0.26	0.35

Total loan impairment allowances as a percentage of gross loans and advances to customers lowered by nine basis points to 0.26% at 31 December 2012. Individually assessed allowances as a percentage of gross loans and advances fell by six basis points to 0.13%, whereas collectively assessed allowances as a percentage of gross loans and advances fell by three basis points to 0.13%, reflecting improved credit quality and the bank’s good credit risk management during the year.

Impaired loans and advances to customers and allowances

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Gross impaired loans and advances	1,340	1,584
Individually assessed allowances	(681)	(896)
	659	688

Individually assessed allowances
as a percentage of
gross impaired loans and advances	50.8%	56.6%

Gross impaired loans and advances
as a percentage of
gross loans and advances to customers	0.25%	0.33%

Impaired loans and advances to customers are those loans and advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired loans and advances fell by HK$244m, or 15.4%, to HK$1,340m compared with the end of 2011, with the write-off of irrecoverable balances against impairment allowances and customer repayments offsetting the new credit downgrades of certain Commercial Banking customers. Gross impaired loans and advances as a percentage of gross loans and advances to customers fell to 0.25%, compared with 0.33% at the end of 2011.

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Gross individually assessed
impaired loans and advances	1,190	1,493
Individually assessed allowances	(681)	(896)
	509	597

Gross individually assessed
impaired loans and advances
as a percentage of
gross loans and advances to customers	0.22%	0.31%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired loans and advances to customers	498	423

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross loans and advances to customers, only the amount of collateral up to the gross loans and advances is included.

Overdue loans and advances to customers

Loans and advances that are more than three months overdue and their expression as a percentage of gross loans and advances to customers are as follows:

	At 31 December		At 31 December
		2012		2011
	HK$m	%	HK$m	%

Gross loans and advances
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	114	__	228	__
- more than six months but
not more than one year	143	__	72	__
- more than one year	662	0.2	756	0.2
	919	0.2	1,056	0.2

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Loans and advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Loans and advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the loans and advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue loans and advances decreased by HK$137m, or 13.0% to HK$919m compared with the end of 2011. Overdue loans and advances as a percentage of gross loans and advances to customers remained at 0.2% at 31 December 2012.

Rescheduled loans and advances to customers

Rescheduled loans and advances to customers and their expression as a percentage of gross loans and advances to customers are as follows:

	At 31 December		At 31 December
		2012		2011
	HK$m	%	HK$m	%

Rescheduled loans and advances to customers	196	__	180	__

Rescheduled loans and advances to customers are those loans and advances that have been rescheduled or renegotiated for reasons related to the borrower’s financial difficulties. This will normally involve granting concessionary terms and resetting the overdue account to non-overdue status. A rescheduled loan will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled loans and advances to customers that have been overdue for more than three months under the rescheduled terms are reported as overdue loans and advances (page 47).

At 31 December 2012, rescheduled loans and advances to customers increased by HK$16m, or 8.9%, to HK$196m, representing 0.04% of gross loans and advances to customers.

Segmental analysis of loans and advances to customers by geographical area

Loans and advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when a loan is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 31 December 2012
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	447,310	948	718	503	561
Rest of Asia-Pacific	84,428	218	201	177	156
Others	5,833	24	__	1	11
	537,571	1,190	919	681	728

Figures in HK$m	At 31 December 2011 (restated)
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	404,890	1,315	929	779	603
Rest of Asia-Pacific	72,256	158	127	115	158
Others	5,095	20	__	2	10
	482,241	1,493	1,056	896	771

Gross loans and advances to customers by industry sector

The analysis of gross loans and advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority (‘HKMA’) is as follows:

	At 31 December	At 31 December
Figures in HK$m	2012	2011 (restated)

Gross loans and advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	29,771	28,575
Property investment	103,675	100,659
Financial concerns	3,595	2,648
Stockbrokers	325	1,227
Wholesale and retail trade	16,445	11,511
Manufacturing	15,212	13,121
Transport and transport equipment	5,774	6,309
Recreational activities	244	62
Information technology	1,430	899
Other	26,766	21,859
	203,237	186,870
Individuals
Loans and advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	13,886	14,405
Loans and advances for the purchase of other
residential properties	125,176	107,563
Credit card loans and advances	20,389	18,547
Other	13,514	13,887
	172,965	154,402
Total gross loans and advances for use in Hong Kong	376,202	341,272
Trade finance	47,555	49,552
Gross loans and advances for use outside Hong Kong	113,814	91,417
Gross loans and advances to customers	537,571	482,241

At 31 December 2012, gross loans and advances to customers were up HK$55.3bn, or 11.5%, at HK$537.6bn compared with the end of 2011.

Loans for use in Hong Kong increased by HK$34.9bn, or 10.2%. Lending to industrial, commercial and financial sectors grew by 8.8%. Lending to the property development and investment sectors remained active and grew by 4.2% and 3.0% respectively, supported by a buoyant commercial property market during the year. With strong customer relationships, active participation in Hong Kong Government-organised schemes, and enhanced service capabilities, the bank continued to support customers in growing their businesses, with 42.9% growth in the wholesale and retail trade sector and 15.9% in manufacturing sector.

Lending to individuals increased by 12.0% compared with last year-end. As the property market remained active, residential mortgage lending to individuals rose by 16.4%, as a result of the bank’s aim to be a preferred mortgage bank that provides comprehensive mortgage services despite strong market competition. Credit card loans and advances grew by 9.9% supported by the rise of 5.4% in the number of cards in circulation and an 11.1% increase in cardholder spending.

Trade finance declined by 4.0% against last year-end as certain cross border documentary credit loans matured during 2012, partly offset by the growth in other trade finance loan products.

Loans for use outside Hong Kong rose by 24.5%, compared with the end of 2011, driven largely by lending on the Mainland. The mainland loan portfolio increased by 15.5% to HK$51.6bn, underpinned by the expansion of renminbi lending to corporate borrowers. The group remained vigilant in assessing credit risk in increasing lending on the Mainland.

Financial investments
	At 31 December	At 31 December
Figures in HK$m	2012	2011

Available-for-sale at fair value:
- debt securities	185,443	149,020
- investment funds	39	42
- equity shares	295	217
Held-to-maturity debt securities at amortised cost	67,631	59,911
	253,408	209,190

Fair value of held-to-maturity debt securities	72,716	63,396

Treasury bills	98,262	43,296
Certificates of deposit	11,228	9,386
Other debt securities	143,584	156,249
Debt securities	253,074	208,931
Investment funds	39	42
Equity shares	295	217
	253,408	209,190
Debt securities:
- listed in Hong Kong	16,625	21,141
- listed outside Hong Kong	48,166	40,027
	64,791	61,168
- unlisted	188,283	147,763
	253,074	208,931
Equity shares:
- listed in Hong Kong	65	48
- listed outside Hong Kong	6	18
	71	66
- unlisted	224	151
	295	217
Investment funds:
- unlisted	39	42
	253,408	209,190

Fair value of listed financial investments	66,270	61,902

Debt securities:
Issued by public bodies:
- central governments and central banks	128,587	78,659
- other public sector entities	23,638	26,021
	152,225	104,680
Issued by other bodies:
- banks	76,854	85,251
- corporate entities	23,995	19,000
	100,849	104,251
	253,074	208,931
Equity shares:
Issued by banks	6	18
Issued by corporate entities	289	199
	295	217
Investment funds:
Issued by corporate entities	39	42
	253,408	209,190

Debt securities by rating agency designation
	At 31 December	At 31 December
Figures in HK$m	2012	2011

AA- to AAA	183,420	165,370
A- to A+	61,001	35,167
B+ to BBB+	6,161	6,680
Unrated	2,492	1,714
	253,074	208,931

Financial investments include treasury bills, certificates of deposit, other debt securities, investment funds and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments rose by HK$44.2bn, or 21.1%, compared with the end of 2011. The increase in financial investments was primarily in government treasury bills, reflecting the deployment of funds from matured assets to high quality government debt securities. At 31 December 2012, about 99.0% of the group’s holdings of debt securities were assigned with investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and were guaranteed by their corresponding holding companies. Those notes rank pari passu with all of the respective guarantor’s other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets.

Amounts due from/to immediate holding company and fellow subsidiary companies

The amounts due from/to the bank’s immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Amounts due from:
Cash and balances with banks	7,282	5,360
Placings with and advances to banks	14,294	3,412
Financial assets designated at fair value	3,446	3,539
Derivative financial instruments	415	284
Loans and advances to customers	400	__
Financial investments	74	243
Other assets	60	53
	25,971	12,891

Amounts due to:
Customer accounts	871	126
Deposits from banks	5,004	829
Derivative financial instruments	657	647
Subordinated liabilities	11,821	9,518
Other liabilities	457	435
	18,810	11,555

Interest in associates

	At 31 December	At 31 December
Figures in HK$m	2012	2011 (restated)

Share of net assets	24,151	19,095
Intangible assets	29	57
Goodwill	475	475
	24,655	19,627

Interest in associates increased by HK$5,028m, or 25.6%, due mainly to the increase in the bank’s share of net assets of Industrial Bank. On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date. Our partnership with Guangzhou Securities Company Limited to set up the joint venture securities investment advisory company – Guangzhou GuangZheng Hang Seng Securities Investment Advisory Company Limited was incorporated in May 2012. The group has a 33% stake in the joint venture.

Intangible assets

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Present value of in-force long-term
insurance business	6,003	5,188
Internally developed software	400	399
Acquired software	51	46
Goodwill	329	329
	6,783	5,962

Other assets

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Items in the course of collection
from other banks	5,642	4,513
Prepayments and accrued income	2,999	2,844
Assets held for sale
- repossessed assets	16	3
- other assets held for sale	593	35
Acceptances and endorsements	5,264	4,697
Retirement benefit assets	31	34
Other accounts	2,036	1,637
	16,581	13,763

Current, savings and other deposit accounts

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet	769,147	699,857
- structured deposits reported as
trading liabilities	38,113	30,923
	807,260	730,780
By type:
- demand and current accounts	68,071	57,977
- savings accounts	495,880	431,863
- time and other deposits	243,309	240,940
	807,260	730,780

Certificates of deposit and other debt securities in issue

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated balance sheet	11,291	9,284
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	248	3,183
	11,539	12,467

By type:
- certificates of deposit in issue	11,291	11,925
- other debt securities in issue	248	542
	11,539	12,467

With the bank’s successful effort in acquiring new customers in target segments, customer deposits, including current, savings and other deposit accounts and certificates of deposit and other debt securities in issue, increased by HK$75.6bn, or 10.2%, to HK$818.8bn at 31 December 2012. Higher growth was recorded in Hong Kong dollar currency deposits. Structured deposits increased as instruments with yield enhancement features gained popularity. Deposits in Hang Seng China also rose by 12.7%, driven mainly by renminbi deposits.

Trading liabilities

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Structured certificates of deposit and
other debt securities in issue	248	3,183
Structured deposits	38,113	30,923
Short positions in securities and others	21,492	25,606
	59,853	59,712

Other liabilities

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Items in the course of transmission
to other banks	8,153	7,027
Accruals	3,248	2,956
Acceptances and endorsements	5,264	4,697
Retirement benefit liabilities	2,449	3,260
Other	2,539	2,198
	21,653	20,138

Subordinated liabilities

		At 31 December	At 31 December
Figures in HK$m		2012	2011

Nominal value	Description

Amount owed to third parties

US$300m	Callable floating rate
	subordinated notes
	due July 2017W	__	2,328

Amount owed to HSBC Group undertakings

US$775m	Floating rate
	subordinated loan debt
	due December 2020	6,007	6,022

US$450m	Floating rate
	subordinated loan debt
	due July 2021	3,488	3,496

US$300m	Floating rate
	subordinated loan debt
	due July 2022W	2,326	__
		11,821	11,846

Representing:
- measured at amortised cost		11,821	11,846

WThe bank exercised its option to redeem these subordinated notes at par of US$300m and replenished them with a new issue of US$300m subordinated loan debt in July 2012.

The outstanding subordinated loan debts, which qualify as supplementary capital, serve to help the bank maintain a balanced capital structure and support business growth.

Shareholders’ funds

	At 31 December	At 31 December
Figures in HK$m	2012	2011
		(restated)

Share capital	9,559	9,559
Retained profits	59,683	49,519
Premises revaluation reserve	13,790	12,280
Cash flow hedging reserve	17	6
Available-for-sale investment reserve
- on debt securities	(57)	(756)
- on equity securities	284	195
Capital redemption reserve	99	99
Other reserves	5,124	5,099
Total reserves	78,940	66,442
	88,499	76,001
Proposed dividends	3,824	3,633
Shareholders’ funds	92,323	79,634

Return on average shareholders’ funds	22.9%	22.7%

Shareholders’ funds (excluding proposed dividends) grew by HK$12,498m, or 16.4%, to HK$88,499m at 31 December 2012. Retained profits rose by HK$10,164m, mainly reflecting growth as a result of the 2012 profit after the appropriation of interim dividends during the year. The premises revaluation reserve increased by HK$1,510m, or 12.3%, on the back of the buoyant property market during the year.

The available-for-sale investment reserve for debt securities recorded a deficit of HK$57m compared with a deficit of HK$756m at the end of 2011, reflecting the decrease in the group’s share of associate’s available-for-sale investment reserve deficit as a result of the interest rate movement and the narrowing of credit spreads of debt securities of the group’s investment portfolios. The group assessed that there were no impaired debt securities during the year, and accordingly, no impairment loss has been recognised.

The return on average shareholders’ funds was 22.9%, compared with 22.7% for 2011.

Excluding the redemption of all the US$300m floating rate subordinated notes due 2017 at par on 6 July 2012, there was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank’s securities during 2012.

Capital resources management

Analysis of capital base and risk-weighted assets
	At 31 December	At 31 December
Figures in HK$m	2012	2011

Core capital:
Paid-up ordinary share capital	9,559	9,559

- Reserves per balance sheet	78,940	65,563
- Unconsolidated subsidiaries	(8,872)	(7,234)
- Cash flow hedging reserve	(17)	(6)
- Regulatory reserve	(4,866)	(4,226)
- Reserves arising from revaluation of property
and unrealised gains on available-for-sale
equities and debt securities	(18,936)	(15,860)

Total reserves included in core capital	46,249	38,237

- Goodwill, intangible assets and valuation adjustment	(965)	(977)
- 50% of unconsolidated investments	(13,683)	(11,304)
- 50% of securitisation positions and other deductions	(158)	(158)
Deductions	(14,806)	(12,439)

Total core capital	41,002	35,357

Supplementary capital:
- Term subordinated debt	11,821	11,846
- Property revaluation reserves 1	5,894	5,894
- Available-for-sale investments revaluation reserves 2	183	117
- Regulatory reserve 3	303	296
- Collective impairment allowances 3	46	54
- Excess impairment allowances over expected losses 4	1,727	1,522
Supplementary capital before deductions	19,974	19,729

- 50% of unconsolidated investments	(13,683)	(11,304)
- 50% of securitisation positions and other deductions	(158)	(158)
Deductions	(13,841)	(11,462)

Total supplementary capital	6,133	8,267

Capital base	47,135	43,624

Risk-weighted assets
- Credit risk	295,743	266,567
- Market risk	2,447	2,054
- Operational risk	37,827	35,649
	336,017	304,270

Capital adequacy ratio	14.0%	14.3%
Core capital ratio	12.2%	11.6%

Reserves and deductible items

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Published reserves	39,152	31,640
Profit and loss account	7,097	6,597
Total reserves included in core capital	46,249	38,237

Total of items deductible 50% from core capital
and 50% from supplementary capital	27,682	22,924

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with Banking (Capital) rules.

2 Includes adjustments made in accordance with Banking (Capital) rules.

3 Total regulatory reserve and collective impairment allowances are apportioned between the standardised approach and internal ratingsbased approach in accordance with Banking (Capital) rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratingsbased approach are excluded from supplementary capital.

4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

Capital ratios at 31 December 2012 were compiled in accordance with the Banking (Capital) Rules (‘the Capital Rules’) under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II. The bank used the advanced internal ratings-based approach to calculate its credit risk exposure. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively.

At 31 December 2012, the capital adequacy ratio and core capital ratio were 14.0% and 12.2% respectively, compared with 14.3% and 11.6% at the year-end of 2011. The capital adequacy ratio decreased 0.3 percentage points, reflecting the net effect of growth in capital and in risk-weighted assets. The capital ratios at 31 December 2011 have not been restated as a result of the adoption of HKAS 12 ‘Income Taxes’. Accordingly, the amount of ‘reserves per balance sheet’ under the core capital does not correspond with the total reserves in the group's financial statements.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are ‘regulated financial entities’ (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base. To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudential supervision purposes, the group has earmarked a regulatory reserve from retained profits amounting HK$4,866m at 31 December 2012 (HK$4,226m at 31 December 2011).

In December 2010, the Basel Committee on Banking Supervision (‘BCBS’) issued two documents: A global regulatory framework for more resilient banks and banking systems and International framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as ‘Basel III’. In June 2011, the BCBS issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades.

The Basel III rules set out the minimum common equity tier 1 (‘CET1’) requirement of 4.5% and additional capital conservation buffer requirement of 2.5%, to be phased in sequentially from 1 January 2013, becoming fully effective on 1 January 2019. Any additional countercyclical capital buffer requirements will also be phased in, starting in 2016 to a maximum level of 2.5% effective on 1 January 2019, although individual jurisdictions may choose to implement larger countercyclical capital buffers. In addition to the criteria detailed in the Basel III proposals, the BCBS issued further minimum requirements in January 2011 to ensure that all classes of capital instruments are able to absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after 1 January 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of instruments issued prior to this date will be phased out over a 10-year period commencing on 1 January 2013.

The Banking (Capital) (Amendment) Rules 2012 came into effect on 1 January 2013 to implement the first phase of Basel III capital standards in Hong Kong (‘Basel III Capital Rules’). The changes in minimum capital ratio requirements are phased in from 1 January 2013 to 1 January 2019, while the capital treatment for counterparty credit risk is effective from 1 January 2013.

The group has estimated the pro-forma impact of the Basel III Capital Rules on the group’s capital position at 31 December 2012. The capital requirements that came into effect on 1 January 2013 are estimated to result in capital ratios that are above the minimum requirements. The initial impact of the Basel III changes at 1 January 2013 would be to increase the CET1 ratio by 1.3% to 13.5% and total capital adequacy ratio by 2.6% to 16.6% approximately on a proforma basis.

The pro-forma capital position would be higher than the 31 December 2012 position under the existing rules, mainly because of the following reasons:

a)	introduction of concessionary thresholds for deduction of capital investments in non- consolidated financial institutions;

b)	the timing of the recognition of dividends; and

c)	the removal of the cap on unrealised gains on own-use and investment properties.

Following the implementation, capital ratios for the half-year ending 30 June 2013 will be calculated in accordance with the Basel III Capital Rules.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:
	2012	2011

The bank and its subsidiaries
designated by the HKMA	36.9%	33.6%

Reconciliation of cash flow statement

(a)	Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2012	2011

Operating profit	15,606	14,181
Net interest income	(16,946)	(15,736)
Dividend income	(17)	(17)
Loan impairment charges	386	440
Impairment loss of intangible assets	__	78
Depreciation	762	700
Amortisation of intangible assets	115	119
Amortisation of available-for-sale investments	(47)	(24)
Amortisation of held-to-maturity debt securities	1	5
Loans and advances written off net of recoveries	(633)	(607)
Movement in present value of in-force long-term insurance business	(815)	(595)
Interest received	20,086	18,403
Interest paid	(4,567)	(4,439)
Operating profit before changes in working capital	13,931	12,508
Change in treasury bills and certificates of deposit
with original maturity more than three months	(39,942)	(24,344)
Change in placings with and advances to banks
maturing after one month	(11,989)	4,801
Change in trading assets	10,132	(34,947	) )
Change in financial assets designated at fair value	140	150
Change in derivative financial instruments	(1,199)	1,048
Change in loans and advances to customers	(55,425)	(13,419)
Change in other assets	(9,595)	(7,120)
Change in current, savings and other deposit accounts	69,290	16,229
Change in deposits from banks	5,841	(1,582)
Change in trading liabilities	141	17,131
Change in certificates of deposit
and other debt securities in issue	2,007	6,189
Change in other liabilities	10,863	10,659
Elimination of exchange differences
and other non-cash items	2,050	(4,836)
Cash used in operating activities	(3,755)	(17,533)
Taxation paid	(1,954)	(2,044)
Net cash outflow from operating activities	(5,709)	(19,577)

(b)           Analysis of the balances of cash and cash equivalents

	At 31 December	At 31 December
Figures in HK$m	2012	2011

Cash and balances with banks	27,082	39,533
Placings with and advances to banks
maturing within one month	74,552	54,049
Treasury bills	22,090	23,738
Certificates of deposit	1,310	3,149
	125,034	120,469

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2012

Direct credit substitutes	7,259	7,041	3,805
Transaction-related contingencies	1,250	128	54
Trade-related contingencies	11,548	1,181	696
Forward asset purchases	51	51	51
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	33,261	15,258	6,189
- unconditionally cancellable	247,891	82,049	24,909
	301,260	105,708	35,704

Exchange rate contracts:
Spot and forward foreign exchange	544,790	4,197	728
Other exchange rate contracts	111,945	2,355	1,545
	656,735	6,552	2,273

Interest rate contracts:
Interest rate swaps	230,032	2,121	472
	230,032	2,121	472

Other derivative contracts	4,856	452	143

WThe contract amounts for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of ‘up to one year’ and ‘over one year’ were HK$8,336m and HK$24,925m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2011

Direct credit substitutes	5,438	5,308	3,426
Transaction-related contingencies	1,220	138	72
Trade-related contingencies	9,807	979	532
Forward asset purchases	35	35	35
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	31,311	15,081	5,384
- unconditionally cancellable	232,469	76,890	23,420
	280,280	98,431	32,869

Exchange rate contracts:
Spot and forward foreign exchange	493,588	2,441	1,169
Other exchange rate contracts	91,963	2,475	1,766
	585,551	4,916	2,935

Interest rate contracts:
Interest rate swaps	342,801	2,624	950
	342,801	2,624	950

Other derivative contracts	5,473	371	114

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. Those transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts does not represent future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2012			At 31 December 2011
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	192,421	__	37,739	275,776	140	75,431
Exchange rate contracts	826,210	__	4,263	706,521	__	__
Other derivative contracts	17,614	__	__	21,032	__	__
	1,036,245	__	42,002	1,003,329	140	75,431

Derivative assets:
Interest rate contracts	1,438	__	59	2,043	__	179
Exchange rate contracts	3,024	__	280	2,246	__	__
Other derivative contracts	378	__	__	242	__	__
	4,840	__	339	4,531	__	179

Derivative liabilities:
Interest rate contracts	1,292	__	1,352	1,590	3	1,340
Exchange rate contracts	1,419	__	3	1,582	__	__
Other derivative contracts	52	__	__	333	__	__
	2,763	__	1,355	3,505	3	1,340

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Non-adjusting post balance sheet event

On 7 January 2013, Industrial Bank Co., Ltd. (‘Industrial Bank’), completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date, giving rise to an accounting gain of approximately HK$9.5bn. This represented the difference between the fair value of the financial investment in Industrial Bank (RMB23.2bn), based on the last trading date preceding the placement completion date, and its carrying value in the group’s consolidated financial statements, the reclassification of the related cumulative foreign exchange and other reserves and the related tax effect.

Financial implication of change in accounting treatment for Industrial Bank

The following table compares the group’s reported performance in 2012 and 2011 with the performance if the group’s investment in Industrial Bank was not equity accounted for in both 2012 and 2011.

Financial implication

	Year ended 31 December
Figures in HK$m	2012	2011

Attributable Profit (as reported)	19,426	16,885
Excluding:
Share of profits from Industrial Bank and related taxation	(4,793)	(3,309)
Including:
Dividend income from Industrial Bank	628	422
Attributable Profit (adjusted)	15,261	13,998

Earnings per share (as reported)	HK$10.16	HK$8.83
Earnings per share (adjusted)	HK$7.98	HK$7.32

Capital adequacy impact

The change in accounting treatment for Industrial Bank will not create any significant impact on the group’s overall capital base given the group’s interest in Industrial Bank is required to be deducted from the capital base under the existing capital regime. As the group will recognise an accounting gain of about HK$9.5bn in 2013, this will in part have a positive impact on the group’s core capital under Basel II and CET1 capital under the Basel III regime.

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2012 (‘2012 accounts’), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2013.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank’s Annual Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

Except as described below, the accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 103 to 123 of the 2011 Annual Report and Accounts.

Following the adoption of the amendments to HKAS 12 ‘Income Taxes’, the group has remeasured the deferred tax relating to investment properties on the presumption that they are recovered entirely through sale. The prior year comparatives have been adjusted accordingly.

The major lines of the financial statements that have been affected are as follows:

Figures in HK$m                                                                                        As reported      Adjustment             Restated
Year ended 31 December 2011
Share of profits from associates                                                              3,990                    42                         4,032
Tax expense                                                                                                2,533                 (163)                        2,370
Profit attributable to shareholders                                                        16,680                   205                        16,885
Total comprehensive income                                                                 18,624                   205                        18,829
Earnings per share (HK$)                                                                           8.72                   0.11                        8.83

As at 31 December 2011
Interest in associates                                                                               19,407                   220                        19,627
Deferred tax liabilities                                                                                4,037                  (659)                       3,378
Retained profits                                                                                        48,640                   879                        49,519

As at 31 December 2010
Interest in associates                                                                               15,666                   178                        15,844
Deferred tax liabilities                                                                                3,234                   (496)                      2,738
Retained profits                                                                                        42,966                    674                       43,640

Certain key ratios for comparative periods have also been restated to conform with the current period presentation.

The group adopted the amendments to HKFRS 7 ‘Financial Instruments: Disclosure – Transfers of Financial Assets’ which required a new disclosure on the consolidated financial statements. It is described under note 5 of the 2012 Annual Report and Accounts.

2. Comparative figures

As a result of the adoption of the amendment to HKAS 12 ‘Income Taxes’, certain comparative figures have been adjusted to conform with the current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2012.

3. Property revaluation

The group’s premises and investment properties were revalued at 30 November 2012 and updated for any material changes at 31 December 2012 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$2,222m which was credited to the premises revaluation reserve. A revaluation gain of HK$742m on investment properties was recognised through the income statement. The related deferred tax provision for group premises was HK$360m.

The revaluation exercise also covered properties held for sale and a revaluation gain of HK$34m related to the investment property was recognised through the income statement.

4. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. The net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 31 December 2012, the US dollar (‘USD’) and Chinese renminbi (‘RMB’) were the currencies in which the group had non-structural foreign currency positions that were not less than 10% of the total net position in all foreign currencies. The group also had a RMB structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	USD	RMB	EUR	Other foreign currencies	Total foreign currencies

At 31 December 2012

Non-structural position
Spot assets	160,217	119,957	18,553	125,634	424,361
Spot liabilities	(144,015)	(112,827)	(10,637)	(98,154)	(365,633)
Forward purchases	301,222	83,737	7,280	27,294	419,533
Forward sales	(313,787)	(90,096)	(15,227)	(54,697)	(473,807)
Net options position	160	(142)	19	(11)	26
Net long/(short)
non-structural position	3,797	629	(12)	66	4,480

Structural position	205	30,375	__	434	31,014

Figures in HK$m	USD	RMB	EUR	Other foreign currencies	Total foreign currencies

At 31 December 2011

Non-structural position
Spot assets	149,152	123,061	9,119	118,208	399,540
Spot liabilities	(128,778)	(124,005)	(11,097)	(99,929)	(363,809)
Forward purchases	265,328	87,981	4,699	30,929	388,937
Forward sales	(284,172)	(85,934)	(3,061)	(49,305)	(422,472)
Net options position	147	(124)	(24)	4	3
Net long/(short)
non-structural position	1,677	979	(364)	(93)	2,199

Structural position	206	24,850	__	305	25,361

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 20 March 2013, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2012, all transfers, accompanied by the relevant share certificates, must be lodged with the bank’s registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 19 March 2013. The fourth interim dividend will be payable on Wednesday, 3 April 2013 to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 20 March 2013. Shares of the bank will be traded ex-dividend as from Monday, 18 March 2013.

7. Proposed timetable for 2013 quarterly dividends

	First	Second	Third	Fourth
	interim dividend	interim dividend	interim dividend	interim dividend

Announcement	7 May 2013	5 August 2013	7 October 2013	24 February 2014
Book close and
record date	23 May 2013	21 August 2013	24 October 2013	12 March 2014
Payment date	6 June 2013	5 September 2013	7 November 2013	27 March 2014

8. Code on corporate governance practices

The bank is committed to high standards of corporate governance. The bank has followed the module on ‘Corporate Governance of Locally Incorporated Authorised Institutions’ under the Supervisory Policy Manual issued by the HKMA and has fully complied with all the code provisions and most of the recommended best practices set out in the Corporate Governance Code and Corporate Governance Report contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2012.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2012.

9. Board of Directors

At 4 March 2013, the Board of Directors of the bank comprises Dr Raymond K F Ch’ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

*	Independent Non-executive Directors
#	Non-executive Directors

10. News release

This news release is available on the bank’s website www.hangseng.com.

The 2012 Annual Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of issue of this news release. Printed copies of the 2012 Annual Report will be sent to shareholders in late-March 2013.

Media enquiries to:
Walter Cheung                                                      Telephone: (852) 2198 4020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                         Date: 04 March 2013